Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

April 16, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that total production at its three mines in Mexico for the first quarter ending March 31, 2012 reached 2,007,219 equivalent ounces of silver.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 16, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	April 16, 2012
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Quarter Production Results and Full Commencement of
Commercial Production at La Parrilla

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its three mines in Mexico for the first quarter ending March 31, 2012 reached 2,007,219 equivalent ounces of silver.

The total equivalent silver production for the quarter consisted of 1,826,803 ounces of silver, representing a 7% decrease compared to the prior quarter but an increase of 3% compared to the same quarter in 2011. In addition, 3,176,662 pounds of lead was produced representing a 7% decrease from the previous quarter and an increase of 167% compared to the same quarter in the previous year and 1,320,726 pounds of zinc was produced compared with 152,664 pounds from the previous quarter and none in the same quarter of the previous year. Also, 611 ounces of gold was produced, representing an increase of 39% compared to the previous quarter and an increase of 74% compared to the first quarter of 2011.

The Company is pleased to announce that the new La Parrilla cyanidation circuit has been deemed commercial effective March 1, 2012. Effective March 1, 2012, all revenues and costs will henceforth be treated as normal course operations and recorded in the Company's income statement. The connection of the new power line to the national grid and the construction of the Merrill-Crowe circuit are now completed. The installation of the new tailings filters is expected to be completed during the second quarter.

Keith Neumeyer, President & CEO of First Majestic states, "our focus in the first quarter paid off with the completion of the new cyanidation circuit at La Parrilla. With two major construction projects underway our operations staff deserve to be commended by achieving close to budget in this quarter. The way is now paved for a great start to 2012".

Production Details Table:

Consolidated	Quarter Ended March 31, 2012	Quarter Ended March 31, 2011	% Variance Prior Year
Ore processed/tonnes milled	558,183	456,506	22%
Total production - ounces of silver equivalent	2,007,219	1,825,366	10%
Total commercial production - ounces silver equivalent	1,976,763	1,825,366	8%
Silver ounces produced	1,826,803	1,769,208	3%
Pre-commercial silver ounces produced	28,639	-	100%

Silver Grade (g/t)	177	211	(16)%
Silver Recovery (%)	57%	57%	-
Pounds of lead produced	3,176,662	1,187,912	167%
Equivalent ounces from lead	92,859	38,340	142%
Lead Grade (%)	1.9	1.7	12%
Lead Recovery (%)	89%	87%	2%
Pounds of zinc produced	1,320,726	-	100%
Equivalent ounces from zinc	37,273	-	100%
Gold ounces produced	611	351	74%
Equivalent ounces from gold	36,168	16,751	116%
Equivalent ounces from iron	14,116	1,067	1223%

Other Developments:

The total ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 558,183 tonnes milled representing a decrease of 1% over the previous quarter due to fewer operating days. The average head grade in the quarter for the three mines decreased by 12% over the previous quarter to 177 g/t of silver. The combined recoveries of silver increased from 54% to 57% in the quarter.

The Company's underground development, including Robbins raises in the first quarter consisted of 16,088 metres, compared to 12,841 metres completed in the previous quarter. There were 29,194 metres of diamond drilling completed in the quarter compared with 19,916 metres of diamond drilling in the fourth quarter 2011 representing a 47% increase. The expanded exploration program consists of definition drilling to define Reserves and Resources at the Company's three operating mines to assist in mining activities and at the Del Toro Silver Mine which is being prepared for production later in 2012. The Company had 19 diamond drill rigs operating during the first quarter.

At the La Encantada Silver Mine:

  The third ball mill which was installed in the fourth quarter and is expected to be operational by April 15th, bringing fresh ore throughput to 1,500 tpd. The increase in processing ore from the mine relative to ore from tailing is expected to assist in improving overall grades and recoveries at the processing plant. In addition, metallurgical testing is ongoing with the objective of improving recoveries by eliminating or reducing the manganese in the ore feed prior to the cyanidation process.

  There was continued underground development to access the San Francisco vein. This area is known for higher silver grades and lower manganese content. In addition, the Milagros Breccia pipe, also an area of lower manganese, is being developed at the 600 and the 730 Levels in order for it to be brought into production in the second quarter of 2012.

  Three diamond drill rigs are active at La Encantada, two on surface and one underground, with the objective of defining Reserves and Resources. A new NI 43-101 Technical Report will be released prior to 2012 year end.

  A total of 6,038 metres have been drilled compared to 2,922 metres of drilling in the fourth quarter of 2011, showing an increase of 107% over the prior quarter. A total of 3,921 metres of underground development was completed in the first quarter compared to 3,760 metres of development in the fourth quarter 2011, an increase of 4% over the prior quarter. In addition, 802 metres of Robbins raises were developed which will aid with ventilation and optimization of the operations at the mine.

At the La Parrilla Silver Mine:

  The new parallel 1,000 tpd flotation and 1,000 tpd cyanidation circuits (2,000 tpd combined), which replaced the old 850 tpd total circuit capacity, are now fully operational.

  The final additional improvement will be the operation of the new tailings filters which will re-circulate over 80% of the water through the milling process. The tailings filters are in the final stage of installation, and are expected to be operational in the second quarter of 2012.

  The new 115,000 Kw power transmission line was completed and connected in January; this power supply will provide the mine with a more dependable and continuously operational and a lower cost per kilowatt power source.

  At the La Parrilla Silver Mine, there are four diamond drill rigs operating, three are on surface and one underground. The total metres drilled during the quarter amounted to 5,569 metres compared to 4,648 metres drilled in the previous quarter. Development completed in the quarter was 5,039 metres compared with 3,793 metres developed in the previous quarter.

  At the newly designed run rate of 2,000 tpd, it is anticipated that the La Parrilla operation will produce in the range of 3.0 to 3.2 million ounces of silver equivalent annually. The mill average throughput in the first quarter was 1,681 tpd and the current rate is 1,850 tpd.

  As part of the expansion program, an intensive underground development program and a new ramp system is under construction including a new production shaft. Once completed, an underground rail system connecting the different operations to the shaft will be constructed. This investment will improve logistics, transportation of ore and is expected to ultimately reduce cash costs.

  An aggressive exploration program with diamond drilling, both underground and on surface, has indicated the continuation of the Rosarios vein both at depth and in the lateral extension connecting the San Marcos vein with the Rosarios vein system.

  The year 2012 will mark the first time that the regional geological anomalies within this large 69,460 hectare land package will be drilled. Results from this exploration program are expected to be released in late 2012 in an updated NI 43-101 Technical Report.

At the San Martin Silver Mine:

  The two new induction furnaces and two new filter presses were installed are now fully operational. These mill improvements completed in 2011 are having a positive impact on overall production, quality of doré and total cash costs. Further improvements are planned for 2012 including new leaching tanks and new thickeners, which are in the process of being constructed.

  The early results of the exploration drilling program at the Rosarios/Huichola veins have also returned very positive results; a new North/South system of veins is in the process of being defined. Five drill rigs are currently active within the San Martin property. During the quarter, a total of 9,205 metres of diamond drilling was completed plus 2,526 metres of development compared with 6,885 metres of drilling and 2,426 metres of development in the fourth quarter of 2011.

At the Del Toro Silver Mine:

  Construction and development of the Del Toro Silver Mine is well underway and is expected to commence production at 1,000 tpd in the fourth quarter of 2012, and is planned to reach 4,000 tpd by mid-2014.

  As at quarter end, seven drill rigs were active; four on surface and three underground. During the quarter, 36 holes were completed for a total of 8,382 metres. Drilling continues in order to infill previous holes, and test for additional Resources and to upgrade previously defined Measured and Indicated Resources.

  The underground development at the San Juan mine in 2011 was successful in reaching ore bodies #1 and #2 via the main ramp. Development continues in this ramp to access ore body number #3 at depth. This main ramp was developed 186 metres during the quarter, and will be used for ore haulage in the first production stage prior to the shaft being completed. This main ramp will ultimately act as an access to the three main ore bodies which will be developed over the next twelve months during the construction of the new mill.

  Underground development at the Dolores and Perseverancia mines continued with 142 metres and 244 metres respectively being completed in the first quarter.

  After the completion of the platform construction at the mill site, foundations were poured at the crushing, flotation and thickener areas during the quarter, and mechanical installation also began in the crushing area. The water treatment plant was completed during the quarter and is in the process of being tested. Also, 95% of the required equipment for the flotation circuit and 60% of the equipment for the cyanidation circuit has been ordered and is in the process of being delivered.

  Underground development is also underway at the Perseverancia mine which is proving very successful. A new discovery, San Nicolas, was intersected in November 2011 and the Company is now focusing on the development of additional NI 43-101 compliant silver ounces. Portions of this new discovery will be included in the NI 43-101 Preliminary Economic Assessment (PEA) which is expected to be released in May of 2012.

  Additional information is in the process of being provided to the Mexican government authorities to complete the permitting process for the cyanidation circuit and the increase of tonnage at the project.

At the La Luz Silver Project:

  The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a 'Sustainable Development Project' which will provide permanent long term jobs to the local communities.

  To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study, and the Change of Use of Land Studies are expected to be presented to government authorities in the second half of 2012.

  A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which will pave the way for final permitting.

  The Company continued with the process of obtaining final approval for the purchasing of 100 hectares of surface rights that was acquired during the third quarter of 2011 in order to secure an area where the proposed plant and mine access will be located.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2011, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.